EXHIBIT 11

                        PIONEER FINANCIAL SERVICES, INC.
                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                    (In thousands, except per share amounts)
                                   (Unaudited)

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
                                                                 Three Months Ended
                                                                     March 31,

                                                              1997              1996

Net income                                                    $ 5,885           $ 6,731

Average shares outstanding                                     11,791            10,105

Common Stock equivalents from
   dilutive stock options,
   based on the treasury stock
   method using average market
   price                                                          567              395
              TOTAL-PRIMARY                                    12,358           10,500

Additional shares assuming
   conversion of
   Preferred Stock                                                 -             1,358

Additional shares assuming
  conversion of
   Subordinated Debentures and Notes                            4,313            1,001

              TOTAL-FULLY DILUTED                               16,671          12,859

Net income per share-
       Primary*                                               $   .48          $   .60

Net income per share-
       Fully Diluted**                                        $   .41          $   .54



     * Primary net income per share was calculated after deducting dividends on Preferred Stock of $451,000 for the three month period ended March 31, 1996.

    ** Fully diluted net income per share was calculated after adding tax effected interest and amortization of offering costs on Subordinated Debentures and Notes of $1,025,000 and $196,000 for the three month periods ended March 31, 1997 and 1996 respectively.


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